Exhibit 4.2
DESCRIPTION OF THE CAPITAL STOCK
The 5,200,000 shares of capital stock authorized by Security Federal Corporation's articles of incorporation are divided into two classes, consisting of 5,000,000 shares of common stock (par value $.01 per share) and 200,000 shares of serial preferred stock (par value $.01 per share). As of March 29, 2021, there were 3,252,884 shares of our common stock issued and outstanding and no shares of our preferred stock issued and outstanding.
Common Stock
General. Each share of common stock has the same relative rights and is identical in all respects with each other share of the common stock. Each holder of common stock is entitled to one vote for each share held on all matters voted upon by stockholders, subject to certain limitations.
Liquidation or Dissolution. In the unlikely event of the liquidation or dissolution of Security Federal Corporation, the holders of the common stock will be entitled to receive - after payment or provision for payment of all debts and liabilities of Security Federal Corporation (including all deposits in the Bank and accrued interest thereon) and after distribution of the liquidation account established in the mutual to stock conversion of Security Federal Bank - all assets of Security Federal Corporation available for distribution, in cash or in kind. If preferred stock is outstanding, the holders thereof may have a priority over the holders of common stock in the event of liquidation or dissolution.
No Preemptive Rights. Holders of the common stock are not entitled to preemptive rights with respect to any shares which may be issued.
Preferred Stock
Our articles of incorporation permit our Board of Directors to authorize the issuance of up to 200,000 shares of preferred stock, par value $0.01, in one or more series, without shareholder action.